EXHIBIT 99.4

ALGONQUIN POWER & UTILITIES CORP.

PROXY

SOLICITED BY MANAGEMENT OF THE CORPORATION

FOR USE AT THE JUNE 21, 2011 ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

PLEASE DATE AND SIGN THIS FORM OF PROXY AND RETURN IT IN THE ENCLOSED ENVELOPE ADDRESSED TO ALGONQUIN POWER & UTILITIES CORP., C/O CIBC MELLON TRUST COMPANY, P.O. BOX 721, AGINCOURT, ON M1S 0A1, BY HAND TO CIBC MELLON TRUST COMPANY, 320 BAY STREET, BANKING HALL LEVEL, TORONTO, ON, M5H 4A6, OR BY FAX TO 416-368-2502 OR TOLL-FREE 1-866-781-3111 SO THAT IT IS RECEIVED BEFORE 4:00 P.M. (EASTERN TIME) ON MONDAY, JUNE 20, 2011. IN THE ALTERNATIVE, YOU MAY DELIVER IT TO THE CHAIR OF THE MEETING BEFORE THE MEETING COMMENCES. IF YOU ARE PLANNING TO ATTEND THE MEETING TO VOTE IN PERSON, PLEASE BRING THIS PROXY, AS IT WILL ASSIST IN YOUR REGISTRATION.

The undersigned shareholder of ALGONQUIN POWER & UTILITIES CORP. (the “Corporation”) hereby appoints Christopher Ball, a director of the Corporation, or, failing him, George Steeves, a director of the Corporation, or instead of either of them,                     , as proxy of the undersigned to attend and vote at the annual and special meeting (the “Meeting”) of shareholders of the Corporation to be held on Tuesday, June 21, 2011 and at any adjournment thereof, upon the following matters:

(1)	VOTE FOR ☐ or WITHHOLD VOTE ☐ or, if no specification is made, VOTE FOR the re-appointment of KPMG LLP, Chartered Accountants, as auditors of the Corporation and authorizing the directors of the Corporation to fix the remuneration of the auditors;

(2)	With respect to the election of the following directors of the Corporation as set out in the Corporation’s management information circular (the “Circular”) dated May 18, 2011:

VOTE FOR	WITH- HOLD VOTE		VOTE FOR	WITH- HOLD VOTE

☐	☐	Christopher Ball	☐	☐	Kenneth Moore

☐	☐	Christopher Huskilson	☐	☐	Ian Robertson

☐	☐	Christopher Jarratt	☐	☐	George Steeves

and,	if no specification is made, VOTE FOR the election of each of the foregoing director nominees;

(3)	VOTE FOR ☐ or VOTE AGAINST ☐ or, if no specification is made, VOTE FOR a special resolution providing that the Corporation’s articles be amended to change the name of the Corporation to such name as may be determined by the Board from time to time, which resolution is set forth in Schedule “A” to the Circular;

(4)	VOTE FOR ☐ or VOTE AGAINST ☐ or, if no specification is made, VOTE FOR a resolution to approve a strategic investment agreement (“Strategic Investment Agreement”) with Emera Inc. (“Emera”) (as more particularly described in the Circular), which resolution is set forth in Schedule “B” of the Circular;

(5)	VOTE FOR ☐ or VOTE AGAINST ☐ or, if no specification is made, VOTE FOR a resolution to approve the transactions proposed with Emera (as more particularly described in the Circular), to the extent that any one or more of such transactions may result in Emera holding 20% or more of the Corporation’s outstanding common shares (“Shares”), subject to Emera’s holdings not exceeding 25% of the outstanding Shares, which resolution is set forth in Schedule “C” of the Circular

(6)	VOTE FOR ☐ or VOTE AGAINST ☐ or, if no specification is made, VOTE FOR a resolution to approve the waiver of the Corporation’s shareholder rights plan to acquisitions of Shares by Emera under transactions completed in accordance with the Strategic Investment Agreement, which resolution is set forth in Schedule “D” of the Circular;

(7)	VOTE FOR ☐ or VOTE AGAINST ☐ or, if no specification is made, VOTE FOR a resolution to approve amendments to the Corporation’s stock option plan, which resolution is set forth in Schedule “E” of the Circular;

(8)	VOTE FOR ☐ or VOTE AGAINST ☐ or, if no specification is made, VOTE FOR a resolution to approve the Corporation’s employee share purchase plan, which resolution is set forth in Schedule “F” of the Circular;

(9)	VOTE FOR ☐ or VOTE AGAINST ☐ or, if no specification is made, VOTE FOR a resolution to approve the Corporation’s directors’ deferred share unit plan, which resolution is set forth in Schedule “G” of the Circular; and

(10)	amendments or variations to the matters identified in the notice of meeting and such other business as may properly come before the meeting or any adjournment thereof at the discretion of the proxyholder.

This instrument supersedes and revokes any prior appointment of proxy made by the undersigned with respect to voting of the shares below at the meeting.

Dated: , 2011.

Number of Shares

Signature of Shareholder

Name of Shareholder (Please print clearly)

NOTES:

(1)	If this proxy is completed and submitted in favour of the persons designated in the printed portion above, the proxyholder will vote in favour of the resolutions described in items 1, 2, 3, 4, 5, 6, 7, 8 and 9 on any ballot that may be called in respect of the same unless the proxy otherwise specifies, in which case, the specified instructions will be followed. If no choice is specified in this proxy with respect to a particular matter identified in the Notice of Meeting, the person(s) designated in the printed portion above will vote the shares represented by this proxy as specified for such matter in the Circular.
(2)	This proxy, which is solicited on behalf of management of the Corporation, should be completed, signed and dated by the shareholder. If this proxy is not dated in the space provided, it will be deemed to bear the date on which it was mailed to you by the Corporation.
(3)	If you wish to appoint some other person (who need not be a shareholder) to represent you at the meeting, you may do so either by inserting the person’s name in the blank space provided above when completing this proxy and striking out the names of management’s nominees or by completing another form of proxy.
(4)	If the shareholder appointing a proxy is a corporation, this proxy must be signed under its corporate seal or by the signatures of properly authorized officers or attorneys.
(5)	See the Circular which accompanies and forms part of the notice of meeting for a more detailed explanation of the rights of shareholders regarding completion and use of this proxy and other information pertaining to the meeting.